Exhibit 12.2

Calculation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends

(in thousands)

	Three Months Ended March 31,				Year Ended December 31,
	2013		2012		2012		2011		2010	2009	2008
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investees	$(32,259)		$(2,895)		$(109,039)		$(164,284)		$(1,056,850)	$52,260	$(37,042)

Fixed charges:
Interest expense (a)	$57,236		$50,727		$217,325		$203,971		$139,435	$106,798	$101,132
Interest portion of rent expense (b)	3,322		3,165		12,791		10,585		9,747	9,316	8,555

Total fixed charges	60,558		53,892		230,116		214,556		149,182	116,114	109,687

Preference dividends	8,750		8,848		35,488		36,748		40,392	38,287	23,315

Total combined fixed charges and preference dividends	$69,308		$62,740		$265,604		$251,304		$189,574	$154,401	$133,002

Total earnings (losses)	$28,299		$50,997		$121,077		$50,272		$(907,668)	$168,374	$72,645

Ratio of earnings to combined fixed charges and preference dividends	0.4x		0.8x		0.5x		0.2x		—	1.0x	0.5x
Ratio of coverage deficiency	(c	)	(c	)	(c	)	(c	)	(c )		(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.
(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.
(c)	For the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011, 2010 and 2008, our earnings were insufficient to fully cover our combined fixed charges and preference dividends. The amount of the coverage deficiency in such periods was $41.0 million, $11.7 million, $144.5 million, $201.0 million, $1.1 billion and $60.4 million, respectively.